U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               (Check One):
[ ] Form 10-K;[ ] Form 20-F;[ ] Form 11-K;[X] Form 10-QSB;[ ] Form N-SAR

     For Period Ended: March 31, 1996
     [ ]Transition Report on Form 10-K                      SEC FILE NUMBER
     [ ]Transition Report on Form 20-F                        033-03362-D
     [ ]Transition Report on Form 11-K
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended: ___________________________________
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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I--Registrant Information
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     Full Name of Registrant: KleenAir Systems, Inc.
     Former Name if Applicable:
     Address of Principal Executive Office (Street and Number):
               28095 Padrino
               Laguna Niguel, CA   92667
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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III--Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     During March 1996, KleenAir acquired National Diversified Telcom, Inc., a privately held company, in exchange for stock as previously reported in a Form 8-K. The financial information for National Diversified Telcom, Inc.
has yet to be received in the proper format. This information is necessary for proper presentation of the combined financial statements as of March 31, 1996.
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Part IV--Other Information
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     (1)Name and telephone number of person to contact in regard to this
notification: Peter Cahill           (619) 452-9881

     (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
is no, identify report(s).                                  [X] Yes  [ ] No

     (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                            [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          KLEENAIR SYSTEMS, INC.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   May 14, 1996       By: /s/ Peter S. Cahill
                              Peter S. Cahill, Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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Explanation of significant change in results of operations from the corresponding period of the prior year.


     As noted under the explanation of why the Form 10-QSB will not be filed and is need of the five day extension, the Company has acquired a subsidiary. This acquisition qualifies as a pooling of interests. As such, the results of operations for the prior year will require restatement to include the subsidiary on a pooling basis. The current year will also include the subsidiary's activities and balances. Due to the fact that the audited financial statements of the subsidiary are in the final stages of completion, it seems prudent to delay estimates and this filing pending the opportunity to include those statements upon completion. A quantative presentation of this information is not reasonably possible for this extension request.